Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

MITTAL STEEL Q2 Price Share & Value Creation

SPEAKER	TIMECODE	English TRANSCRIPTION
Interviewer	10:04:00:06	Hello, I'm here with Julien Onillon, Investor Relations Director for Mittal Steel. What is the market saying about your proposed combination of Mittal and Arcelor?
Julien Onillon	10:04:09:17

Well, the market like it, love it I should say, um... in fact, you have to think about that the steel sector had this extra value for years, and is creating value very recently and is creating value thanks to consultation. This deal is about consultation and everybody, every investor knows that consultation will create value for them.

10:04:32:06

Why? Because fragmentation means over capacity. It create too many players, less resource to develop new product and therefore, steel market destroy value. If you want to create value, if you want outperform the indexes, you need to seek more consolidation in steel industry.

Interviewer	10:04:49:08	How will this merger create value?
Julien Onillon	10:04:51:18

You are merging the number one and number two in the world. It's very rare in any industry you have this opportunity. So you can think about what you can do with that. Not only you will change dramatically the two company but you will change the industry. That will create, obviously, lot of value.

10:05:11:09

If you think about it also, you will be three times bigger than the next competitors. Three times bigger means that you have three times more resource to develop new product, to make acquisition and to grow. That's a very, very compelling operation.

10:05:25:20

If you think about it also, this particular merger will create about $1 billion of synergies. It's in these very significant numbers. We believe also that there is a lot of non-quantified synergy we can do and we'll be able to realise in the future.

10:05:41:07

Again, I believe, you know, the Chinese market is growing more than 10% a year, the Indian market is promising, it's believable if you think about it, so we saying here this combination will be able to leverage on those regions and that may be the most exciting part of this proposition.

Interviewer	10:05:58:04	So benefits to the market as well as Arcelor?
Julien Onillon	10:06:01:03	Yes, clearly, and clearly the market, stock market like it. It want this deal to succeed. Obviously, we will see what will happen but I believe the industrial logic is there.
10:06:11:24

For the industry, it's a very strong proposition too, which will lead to more consolidation too and we know that consolidation create value. Other player will have to merge and we will hope that this production will provoke other transaction in industry.

	10:06:25:24	And clearly make less supplier of steel will be more reasonable, (inaudible) to merger capacity and therefore we'll have a more stable market for steel price.
Interviewer	10:06:36:06	Julien Onillon, thank you.
Julien Onillon	10:06:37:23	Thank you very much.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.